Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

Northcore Announces Board and Executive Management Changes to Focus on High Growth Strategy That Leverages its Dutch Auction Patent Portfolio

TORONTO, Ontario – June 1, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF) today announced strategic changes to its Board of Directors and executive management to lead the Company into new high growth consumer markets that are shaped by social networking and driven by consumers who are shopping online for bargains.  Social Discounting, as popularized by the likes of Groupon and many others, is a rapidly growing industry and the Company aims to leverage its Dutch Auction patent portfolio and ecommerce framework to deliver enhanced shareholder value.

Effective immediately, Anthony DeCristofaro, has been named Chairman of the Board and Dr. Amit Monga has assumed the role of President and CEO of the Company and has joined the Board as Director.

Mr. DeCristofaro is currently CEO of Realbiz Media and brings 25 years of computer industry experience and three M&A transactions valued at more than CDN $600 million.  Prior to establishing iseemedia as Chairman and CEO in 2002, which merged with Synchronica in 2010, he was President and CEO of MGI Software, which he co-founded in 1996 and was sold to Roxio in 2001.  Prior to MGI, Mr. DeCristofaro was a founding board member of Delrina, which was purchased by Symantec (NASDAQ: SYMC) in 1995.

Dr. Monga is a highly respected thought leader in business circles in North America on new technologies, software trends and business models and brings a unique background in technology and capital markets to Northcore.  He currently serves on the Board of Poynt Corporation (TSX-V:PYN).  He is a successful angel investor who has previously worked as an investment banker, venture capitalist and has founded a US based on-demand procurement software company that was acquired by a NASDAQ-listed company. Dr. Monga received his PhD in Mechanical Engineering from the University of Alberta, specializing in advanced genetic algorithms, where he currently serves as a Member of Dean’s Business Advisory Council at the Alberta School of Business.

Mr. DeCristofaro and Dr. Monga are being joined on the Board by Marvin Igelman, Chief Strategy Officer at Poynt Corporation, and Ryan Deslippe, President and Director of Selectcore (TSX-V: SCG).  As part of the changes to management and the Board of Directors, Duncan Copeland, Darroch (Rick) Robertson and John Varghese have stepped down from the Board.  Chris Bulger and Jim Moskos will remain on the Board as Directors.

Northcore Announces Board and Executive Management Changes

Marvin Igelman was founder and CEO of Unomobi, a mobile advertising and messaging firm, before the company was acquired by Poynt Corporation.  Prior to Unomobi, he was President and CEO of Brandera (NASDAQ: BRND) which operated Portfolios.com a leading online B2B marketplace for the graphic arts and creative community.  Mr. Igelman is considered to be an innovator in the social, mobile, media and search technology fields having authored numerous patent applications.  He graduated from Osgoode Hall Law School in 1986 and was admitted to the Law Society of Upper Canada in 1988.

Ryan Deslippe co-founded Selectcore in 1999 as President and led its successful growth over the past decade to revenues in excess of CDN $100 million, ranking the company as one of the fastest growing firms in Canada between the period 2006 to 2010.  At Selectcore, he led the development and launch of its Iridium MasterCard and ReCash – two industry first products in Canada.  From 2003 to 2006, Mr. Deslippe also co-founded and was a director of Datazinc, a successful 6 Sigma consulting firm. He was the recipient of the 2006 Profit 100 Magazine Young President Award.  Mr. Deslippe is a past Board member of various non-profit organizations.

In a vote of confidence in the new management and Board, several Northcore institutional and individual shareholders have undertaken to exercise their warrants to yield new financing to help the Company execute its new go-to-market vision.

“I’m delighted to be joining Northcore with individuals that I have worked with previously to position Northcore on major growth path in Social Discounting,” said Mr. DeCristofaro.  “The Dutch Auction model was used by H&Q to determine the IPO share prices for clients such as Google (NASDAQ: GOOG) and the creation of numerous social ecommerce companies that are growing rapidly in both consumer and business segments. Our goal will be to exploit our intellectual property and business relationships to deliver unique social offerings in the marketplace with partners and licensors.”

“Numerous customers around the world have seen the advantages of working with Northcore’s platform technology and we’re proud of the relationships that we have built on trust and measurable results,” added Dr. Amit Monga.  “We plan to rapidly grow our core business through strategic partnerships and relationships provided by the new leadership team, and as part of our new vision, further build our social offering of the Dutch Auction business, both organically and through well placed acquisitions.”

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government. Northcore’s current customers and partners include GE Capital, Kraft Foods, Toro, Yale & Hyster, Paramount Resources, Home Hardware, Motorola and Donna Cona.

Northcore Announces Board and Executive Management Changes

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Most recently Northcore completed a non exclusive License Agreement for the use of its Asset Seller sales platform and Dutch Auction Patent with Discount This Holdings Inc. Under the terms of the agreement, Northcore will provide application delivery and hosting services for DiscountThis.com and will also receive a revenue share of the transaction fees.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com